SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 August 2006

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 30 August 2006

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 30 August 2006

ANZ full year outlook on track

Following a good first 10 months of the financial year, and a particularly strong first half, ANZ expects a double-digit full year cash EPS(1) result broadly in line with market expectations, the bank said in a shareholder update today.

Revenue growth is exceeding expectations and likely to be towards the upper end of our 7%-9% target range(2).  This has allowed us to accelerate a number of our investment initiatives, which will drive cost growth to the top end of our 5%-7% target range(2).

Volumes have continued at reasonably buoyant levels and have been tracking at low double-digit growth rates.  Margin decline is less than in prior periods, aided by gains on the New Zealand Dollar (NZD) revenue hedge and more Markets income being booked as interest income.  The impact on margins from competition has been more modest in the second half.  Credit provisions are tracking below last year’s levels, and are probably reaching the limits of the buoyant conditions.

ANZ’s business portfolio is performing well.  The Personal Division performance continues to be outstanding, following several years of substantial expansion and investment.  Institutional is performing credibly.  New Zealand is tracking ahead of the sector average and we are experiencing good growth in Asia-Pacific.

Earnings in 2006 will not be impacted by the 10% decline in the NZD as a result of hedges previously taken out.  However under IFRS, the accounting treatment of these hedges will change from 2007, with future year’s earnings translated at market rates.  This will impact New Zealand earnings in 2007 should rates remain at current levels or deteriorate.  The current NZD/AUD rate of $1.19, if sustained, would reduce 2007 group earnings per share by around 2%.  This issue has been well flagged, and is widely understood in the market.  Realised and unrealised gains on revenue hedges as at 1 October 2006 will be taken directly to retained earnings.

While we remain vigilant to potential risks, we are yet to see any material credit issues emerging.  As expected, there is some evidence that higher petrol prices are beginning to have an impact, particularly in Business/Corporate Banking and Esanda.  Credit losses on the consumer portfolio have risen in line with expectations following a planned shift in the nature of the unsecured portfolio, however this has been more than compensated by the associated revenue benefit.  Actual arrears remain at very low levels in both Australia and New Zealand.

ANZ Chief Executive Officer Mr John McFarlane said: “When we announced, against the trend, that we would selectively invest in our business to accelerate revenue growth and create a real difference that others would find hard to replicate, it was seen by some as stretching.

(1)             Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses

(2)             Adjusting for the translation impact of a lower NZD

“What is now becoming clear is that we are seeing the benefits of this decision, and the rate of transformation is accelerating.  We believe this has led the way in Australian banking, including opening our call centres 24 hours, 7 days a week; expanding our ATM network in partnership with Woolworths, extending branch opening hours and being first to market with new products.  We are now replicating elements of this approach in New Zealand.

“In Institutional we are also seeing the benefits of our Wall Street to Main Street strategy, and the rollout of innovative financial solutions, which over time, will make us less reliant on lending revenues.  We continue to make material progress with our partnership agenda in Asia.

“I can honestly say that we are fast becoming a very different bank.  Our performance underpins the next stage of our transformation that I am personally very excited to lead,” Mr McFarlane said.

Divisional Performance

Personal is performing strongly across each business, with good volume growth and stable margins. Mortgages grew balances by 12% over the past 12 months, with strong retail growth partly offset by a declining wholesale book.  Consumer Finance continues to be one of our best performing businesses, helped in part by growth in outstandings during the past 12 months of 19%.

Banking Products is growing well, with retail deposits up 11%.  We are experiencing good investment flows through our Financial Planners, with retail FUM up 16% during the past 12 months.  Rural, Small Business Banking and the Pacific are all performing well and should deliver strong full-year results.  Esanda is on track to deliver an improved second half.

As we work to create More Convenient Banking, we have accelerated our investment spend in the second half. Initiatives have included the very successful launch of the ANZ Everyday Visa Debit card, expanded advertising, the launch of extended trading hours in shopping centre branches across the country, and by the end of this year we will have opened around 25 new branches and 330 new ATMs.

Institutional has seen pleasing annual performance from Markets, Corporate and Structured Finance, and Business Banking, partly offset by subdued performance from our Debt Products Group, where the impact on margins from excess global liquidity continues to dampen earnings growth.

While the environment at the top end of Institutional remains challenging, we are nevertheless making good progress in transforming this segment.  The recent Peter Lee Associates survey confirmed we have regained our Number One Lead Institutional Bank position in Australia.  However, at the same time, we are experiencing a lower rate of growth in risk weighted assets, consistent with our strategy of reducing balance sheet intensity.

As with the first half financial results, ANZ will disclose Institutional’s financial performance on a ‘continuing operations’ basis to better reflect the ongoing performance of the business.

New Zealand Businesses continues to demonstrate healthy growth.  While economic growth is forecast to slow, the banking segment is experiencing relatively buoyant conditions and sound credit quality.  In the ANZ National General Disclosure Statement released today for the 9 months to June 2006, ANZ National reported underlying profit growth of 10% against the same period last year. ANZ will discuss New Zealand comprehensively in a shareholder briefing on 7 September.

The two-brand strategy continues to work well.  Combined mortgage growth in the two brands is running at the highest levels since 1999 relative to system growth, and has grown at 13% during the past 12 months.  The launch of high rate deposit accounts has helped drive strong deposit growth, up 10% during the past 12 months.  While the retail bank sector remains highly competitive, margin decline is likely to slow in the second half of 2006.  We recently launched the $5 “all you can eat” transaction account in New Zealand, having identified an opportunity to replicate the success we have seen in Australia.

2

Corporate and Commercial Banking continues to experience strong growth with assets growing 19%.  Businesses in these segments are the engine room of the New Zealand economy and continue to deliver robust performance with low credit losses.  Rural has maintained its market leading position with asset growth tracking broadly in line with the market at 16%.  UDC’s performance remains disappointing, and the action program to lift its performance will take some time to work through.

ANZ will hold a conference call for investors at 10.00am this morning, during which ANZ’s Chief Executive Officer, John McFarlane and Chief Financial Officer, Peter Marriott will discuss this update and answer questions.

ANZ will report its Annual Results for the period ended 30 September 2006 on 26 October 2006.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards Head of Corporate Communications Tel: 03-9273 6955 or 0409-655 550 Email: paul.edwards@anz.com	Stephen Higgins Head of Investor Relations Tel: 03-9273 4185 or 0417-379 170 Email: higgins@anz.com

3

Ground Floor 1-9 Victoria Street P O Box 540, Wellington New Zealand Phone: 64 4 463 9400 Fax: 64 4 494 4290

For Release: 30 August 2006

ANZ National performs well in first nine months

ANZ National Bank today announced a profit of NZ$803 million for the nine months ended 30 June 2006*, up 18% on the June 2005 result.

Adjusting for the impact of adopting IFRS, which is not reflected in the June 2005 result, and certain other items, underlying profit after tax increased by 10% over the same period.

ANZ National Bank Chief Executive Officer Mr Graham Hodges said: “This is a solid result based on a quality balance sheet and good revenue growth in a very competitive environment.

“Integration has been completed and we have a clear strategy around our two brands. We are now accelerating the next stage of our transformation by focusing on market leadership and growth. We are the leader in all segments and our scale and multiple brands are unique and give us the ability to reshape our approach by being more innovative and responsive to customer needs.

“Our solid financial performance means we are in good shape to build on our performance by reinvesting for future growth. We have already taken some early steps in this direction with the introduction of new products such as our low rate credit card, the ANZ Everyday Transaction account and expanding our ATM network,” Mr Hodges said.

June Nine Month Performance Summary

•                                          Profit after tax of NZ$803 million, an 18% increase over the June 2005 period ($678 million).

•                                          Underlying profit after tax of $768 million, a 10% increase over the June 2005 period ($699 million). Refer Appendix for an outline of the “Underlying” calculations.

•                                          Total Revenue increased 9% compared to June 2005.

•                                          Cost-to-income ratio decreased to 45.9% compared to 46.9% in the June 2005 period.

•                                          Net loans and advances were up NZ$10,099 million (15% for the period, 20% annualised) on the June 2005 position. Total customer deposits were up NZ$5,767 million (13% for the period, 17% annualised) on the June 2005 position.

The headline result was driven by good revenue growth, with both headline and underlying revenue up 9%.

ANZ National Bank maintained strong balance sheet growth with net loans and advances increasing $10,099 million or 15% over the June 2005 position, to NZ$76.4 billion.

Mortgages grew by NZ$5,194 million since June 2005, an increase of 14% in the 12 months to June 2006, to NZ$42.3 billion. Customer deposits increased 13% in the 12 months to June, with growth of NZ$5,767 million to NZ$51.1 billion at June 2006.

The credit environment was benign in the period which was reflected in a low provisioning charge ($6m) under IFRS. The individual provision charge was $29 million and the collective provision credit was $23 million.

For media enquiries contact:	For analyst enquiries contact:

Craig Howie	Stephen Higgins
Senior Manager, Corporate Affairs	Head of Investor Relations
Tel: +64 4 802 2000	Tel: +61-3-9273 4185 or +61-417-379 170
Email: craig.howie@anz.com	Email: higgins@anz.com

* The June 2006 period for ANZ National Bank has been reported under IFRS. Comparative figures have not been restated for NZ IAS 32:Financial Instruments: Disclosure and Presentation, NZ IAS 39: Financial Instruments: Recognition and Measurement and NZ IFRS 4: Insurance Contracts.

2

APPENDIX – KEY CALCULATIONS OF UNDERLYING RESULT(1)

	9MTH	9MTH
	JUN 06	JUN 05
	$m	$m
Headline profit after tax	803	678
Add back: Integration costs (post tax)	33	45
Discontinued business (structured finance)	(4)	(24)
Commerce Commission settlement	7	—
IFRS adjustments:		—
Credit provisioning	(59)	—
Effective yield fees	4	—
Mark to market of hedges	(1)	—
Lloyds receipt	(15)	—

Underlying profit after tax	768	699

Headline operating expenses	1,012	951
Add back: Integration costs	(49)	(67)
Discontinued business (structured finance)	(1)	(2)
Commerce Commission settlement	(10)	—

Underlying operating expenses	952	882

Headline net operating income	2,203	2,027
Add back: Discontinued business (structured finance)	(1)	(12)
IFRS Adjustments:
Effective yield fees	6	—
Mark to market of hedges	(2)	—
Lloyds receipt	(15)	—

Underlying net operating income	2,191	2,015

(1)             IFRS impacts included the changed accounting treatment of derivative valuations, yield related fee income, credit provisioningand hedging relationships. The Commerce Commission settlement, $15 million post tax receipt from Lloyds TSB Group plc relating to an adjustment to the purchase price for The National Bank of New Zealand Limited Group (‘Lloyds receipt), integration costs and the run-off of discontinued structured finance transactions were also excluded in the calculation of underlying profit (refer Appendix for an outline of the “Underlying” calculations).

3

Corporate Communications
100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 30 August 2006

ANZ clarifies full year cash EPS outlook

In its trading update issued earlier today, ANZ said it expected to achieve “double-digit full year cash EPS result in line with market expectations”.

To provide market participants with greater clarity, market consensus for cash EPS growth is currently 11.5% and this sits within a very narrow band of analyst forecasts.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com